

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Jahm Najafi
Chief Executive Officer and Co-Chairman
Mission Advancement Corp.
2525 E Camelback Rd, Ste 850
Phoenix, AZ 85016

> **Re: Mission Advancement Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 21, 2021**
> **Registration Statement on Form S-1**
> **Filed February 9, 2021**
> **File No. 333-252918**

Dear Mr. Najafi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 9, 2021

Proposed Business
Introduction, page 80

1. You state that you are "focused on the intersection of consumer and impact" and that you will "seek to identify a business in the consumer sector that will benefit from" Najafi's extensive investment and operational expertise. In the risk factor at page 66 captioned "We may face risks related to businesses in the consumer industries," you discuss risks related to your acquisition focus. Please revise your disclosure to further explain your reference to the "intersection of consumer and impact" and to define or provide examples of what lines of business you consider to be included within the term

"consumer industries." In addition, please define the acronym "DEI" in context.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tamar Donikyan, Esq.